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                          May 21, 2020

       Koji Shinohara
       Chief Financial Officer, Treasurer and Secretary
       Kura Sushi USA, Inc.
       17932 Sky Park Circle, Suite H
       Irvine, California 92614

                                                        Re: Kura Sushi USA,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2019
                                                            Filed November 26,
2019
                                                            File No. 1-39012

       Dear Mr. Shinohara:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed November 26, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       EBITDA and Adjusted EBITDA, page 48

   1. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations related to your presentation of Adjusted
                                                        EBITDA and
Restaurant-level Contribution and the exclusion of pre-opening rent expense and pre-opening costs
in the calculation of these non-GAAP measures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Tony Watson at (202) 551-3318 or Bill Thompson at
(202) 551-
       3344 with any questions.
 Koji Shinohara
Kura Sushi USA, Inc.
May 21, 2020
Page 2



FirstName LastNameKoji Shinohara    Sincerely,
Comapany NameKura Sushi USA, Inc.
                                    Division of Corporation Finance
May 21, 2020 Page 2                 Office of Trade & Services
FirstName LastName